FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

December 3, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is December 3, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that the Carbon Creek environmental assessment has advanced to the issuance of a Section 11 Order and, that Mr. Bob Osborne has been appointed as Director, Community Relations.

Item 5.	Full Description of Material Change

The Issuer reports that the BC Environmental Assessment Office (“EAO”) has issued a decision under Section 11 of the Environmental Assessment Act (BC) (“EAA”) regarding the Carbon Creek Metallurgical Coal Project. This milestone is a critical step in the process of securing a permit to operate a mine and means that the Carbon Creek Project is well into the ‘Pre-Application” phase of the Environmental Assessment (“EA”) process. The Issuer also announces that it has appointed Mr. Bob Osborne as the Director, Community Relations.

Section 11 Order

The Section 11 Order specifies the scope, procedures, and methods by which the Carbon Creek Project EA review is to be conducted.

In addition, a working group, including representatives of First Nations groups and federal, provincial and local government agencies, has been established and met for the first time on July 24th and 25th, 2012. This working group will be involved in the review of EA studies and documentation, including the draft Application Information Requirements (“AIR”), relating to the EA process.

The Section 11 Order is made publicly available on the EAO’s e-PIC website (http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_home.html) as the background material supporting the decision under the EAA.

The next stage in the EA process is for the Issuer to prepare the draft AIR for review by the EAO, the working group and First Nations and, subsequently, the public.

Mr. Bob Osborne – Director, Community Relations

The Issuer also announces that Mr. Bob Osborne has been appointed as the Director, Community Relations, effective October 1, 2012. Bob will be working closely with local communities and First Nations to continue positive, open working relationships on behalf of the Issuer as the Carbon Creek Project progresses towards a production decision and anticipated subsequent development.

Mr. Osborne has more than 25 years’ experience in First Nations and community relations and consultation. Bob worked for several years with the BC Environmental Assessment Office consulting on major projects and, more recently, with the BC Ministries of Energy and Mines and Forests Lands and Natural Resource Operations on major mines in the province. Previously, Bob also spent four years with the Okanagan Indian Band as their Director of Community Development.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Issuer to receive the permits necessary to operate a mine at Carbon Creek, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

December 5, 2012